UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment ____)

HELIX WIND, CORP.
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

42331P 106
(CUSIP Number)

1848 Commercial Street San Diego, California 92113
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 42331P 106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IAB Island Ventures, S.A.

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization: Panama

Number of Shares Beneficially Owned By Each Reporting Person
7. Sole Voting Power 2,500,000

8. Shared Voting Power -0-

9. Sole Dispositive Power 2,500,000

10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11) 6.69% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions) IV

* Based 37,382,906 shares of the Issuer’s common stock outstanding as of May 4, 2009.

Item 1. Security and Issuer

This statement relates to the common stock $0.0001 par value, of Helix Wind, Corp., a Nevada Corporation (the “Issuer”). The principal offices of the Issuer are currently located at 1848 Commercial Street, San Diego, California 92113.

Item 2. Identity and Background

(a)  The name of the person filing this statement: IAB Island Ventures, S.A. (the “Reporting Person”).

(b)  The residence or business address of the Reporting Person is:  IAB Island Ventures, S.A.  is P.O. Box 1290, Zone 9A, Panama City, Panama.

(c)  The Reporting Person is an investment company.  The name address of the organizations in which such business activity is conducted are as follows: IAB Island Ventures, S.A., P.O. Box 1290, Zone 9A, Panama City, Panama.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The reporting person is an investment company organized under the laws of Panama.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person was assigned a portion of debt which had been issued by the Issuer to a third party. On December 18, 2008, the assignor of such debt and the Reporting Person, among others (collectively, the “Petitioners”), filed an action against the Issuer in the Supreme Court of New York, County of New York (the “Court”), Case No. 08116892, wherein the Petitioners alleged that the Issuer breached its obligation to repay the debt.

Having acknowledged that the debt was due and payable, on December 12, 2008, the Issuer entered into a Settlement Agreement and Release (the “Agreement”), with the Petitioners, pursuant to which, the Issuer agreed to resolve the Petitioners’ claim against it. Pursuant to the Agreement, within ten (10) days following the entry of any order by the Court, the Issuer will issue and deliver to the Petitioners shares of the Issuer’s common stock, sufficient to satisfy the debt and such shares will be issued pursuant to Section 3(a)(10) of the Act. The Reporting Person received 2,500,000 shares of such issued common stock to satisfy the debt it was owed.

Item 4. Purpose of Transaction

As discussed in Item 3 above, the purpose of the transaction is for investment purpose and the repayment of the loans made to the Issuer by a third party, a portion of which was subsequently assigned to the Reporting Person.

Item 5. Interest in Securities of the Issuer

(a) According to the records of the transfer agent, as of May 4, 2009, the Issuer has 37,382,906 issued and outstanding shares of common stock, of which the Reporting Person owns 2,500,000 shares (representing 6.69%).

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Settlement Agreement and Release dated December 17, 2008 by and among Clearview Acquisitions Inc. and the Petitioners.

Item 7. Material to Be Filed as Exhibits

Order and Judgment dated April 20, 2009 entered into in the Supreme Court of New York State

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 11, 2009

IAB ISLAND VENTURES, S.A.

By.	/s/ Margot Hutchinson
Name:	Margot Hutchinson
Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).